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                        VOICESTREAM WIRELESS CORPORATION
                         EXECUTIVE RESTRICTED STOCK PLAN

                       ADOPTED BY THE BOARD: APRIL 8, 1999
                   ADOPTED BY THE SHAREHOLDERS: APRIL 8, 1999
                       TERM: MAY 3, 1999 TO APRIL 30, 2009

1.      PURPOSE.

        This Executive Restricted Stock Plan (this "Plan") allows VoiceStream Wireless Corporation (the "Company") to grant stock bonuses or sell stock to its key officers, and is intended to promote the interests of the Company and its shareholders by aligning the interests of the Company executives with Company shareholders. The stock to be issued pursuant to this Plan will be Restricted Stock, as defined in 3 below, and as such will be subject to certain restrictions, described herein, that are imposed to promote the purposes hereof.

2.      ADOPTION AND ADMINISTRATION OF PLAN.

        This Plan shall become effective as of May 3, 1999 and shall remain in effect until April 30, 2009 unless sooner terminated as herein provided.

        This Plan shall be administered by the Company's Board of Directors (the "Board"), provided that the Board may delegate its administrative responsibilities hereunder to a committee of not less than three directors who shall administer this Plan in the name of the Board (the "Committee"). As used hereafter herein, the term "Committee" shall refer to the Board if no Committee then exists or is then designated. So long as the Company is a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each member of the Committee who participates in administration must be a "Non-Employee Director" as that term is defined in Rule 16b(3) promulgated by the Securities and Exchange Commission pursuant to the Exchange Act. All members of the Committee shall also be "outside directors" within the meaning of section 162(m) ("Section 162(m)") of the Internal Revenue Code of 1986, as amended. The Committee shall have full power and authority to (i) administer and interpret this Plan, (ii) make all grants, offers, bonuses, and awards hereunder and (iii) adopt, from time to time, such guidelines, rules, regulations, agreements, and instruments for the administration of this Plan as the Committee deems necessary or advisable. Such powers include, but are not limited to (subject to the specific limitations described herein), authority to determine the employees to be issued Restricted Stock under this Plan, to determine the size, type, and applicable restrictions, performance criteria, terms and conditions of issuances to be made to such employees, to determine a time when issuances will occur, and to authorize issuances to eligible employees. The Committee shall have absolute discretion in any determination of whether any particular performance goal in any grant has been achieved or restriction has lapsed. The Committee shall prepare guidelines for notification to holders of Restricted Stock with performance based restrictions as to whether any such performance criteria have been met, and upon determination that the criteria have been met the Committee shall have the obligation to deliver written confirmation of the same to each holder of Restricted Stock within 30 days following achievement of the performance goal. The Committee shall also establish a mechanism to allow the removal of restrictive legends promptly after the achievement of the applicable performance criteria.

        The Committee's interpretations of this Plan, and all actions taken and determinations made by the Committee concerning any matter arising under or with respect to this Plan or any issuances of Restricted Stock pursuant to this Plan, shall be final, binding, and conclusive on all interested parties, including the Company, its shareholders, and all former, present, and future employees of the Company. At such time as the Company is not subject to the reporting requirements of the Exchange Act, the Committee may delegate some or all of its power and authority hereunder to the Chairman or Chief


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Executive Officer of the Company, such delegation to be subject to such terms and conditions as the Committee in its discretion shall determine. Such delegation of authority may be contained in guidelines, rules, and regulations adopted by the Board from time to time with respect to this Plan. The Committee may, as to questions of accounting, rely conclusively upon any determinations made by independent public accountants of the Company.

3.      STOCK SUBJECT TO PLAN.

        There is hereby established a reserve (the "Reserve"), out of the Company's authorized but unissued stock, of 200,000 shares of the Company's Common Stock, no par value per share (the "Restricted Stock"), for issuance under this Plan. As grants, offers, bonuses and awards are made, the Reserve shall be reduced by the number of shares of Restricted Stock issued. Any shares of Restricted Stock that are forfeited by the holder shall be added back to the Reserve. Any shares with respect to which restrictions have lapsed shall not be eligible to be added back to the Reserve. If the shares of Common Stock of the Company should, as a result of a stock split, stock dividend, combination of shares, or any other change or exchange for other securities by reclassification, reorganization, redesignation, merger, consolidation, recapitalization or otherwise, be increased or decreased or changed into, or exchanged for, a different number or kind of shares of stock or other securities of the Company or of another corporation, the number of shares of Restricted Stock then remaining in the Reserve shall be appropriately adjusted to reflect such action. If any such adjustment shall result in a fractional share, such fraction shall be disregarded. Upon the issuance of shares of Restricted Stock pursuant to this Plan, the Reserve will be reduced by the number of shares issued. Notwithstanding any other provision hereof, no single employee may at any single time receive a grant, offer, bonus, or award of Restricted Stock in excess of 33.33 percent of the shares of Restricted Stock remaining at such time in the Reserve.

4.      ELIGIBILITY.

        The Committee will designate, from time to time, key executives of the Company or any of its subsidiaries, parents or affiliates (including officers and directors of the Company), engaged in activities which further the Company's objectives, who will be eligible to obtain shares under this Plan and the number of shares of Restricted Stock of the Company to be issued to each. In selecting the persons to whom offers to obtain shares hereunder will be made and in determining the number of shares to be offered, the Committee will consider the position and responsibilities of such persons, the value of their services to the Company or its subsidiaries, and such other factors as the Committee deems pertinent.

5.      RIGHTS TO RESTRICTED STOCK.

        (a) Restricted Stock Offers. After the Committee has determined to offer a person the right to obtain Restricted Stock under this Plan, it will advise the offeree in writing of the offer's terms, including the number of shares which such person will be entitled to obtain, the price per share, if any, and any other terms, conditions, and restrictions relating thereto (the "Restricted Stock Offer"). This notice will also provide that such person has 15 days from the date of the Restricted Stock Offer to accept the offer in the manner set forth in the Restricted Stock Offer. The form by which the Restricted Stock Offer will be established by the Committee, and the same may be amended from time-to-time at the discretion of the Committee. The Committee may also, in the exercise of its discretion, extend the Restricted Stock Offer's acceptance or effective term. Subject to this Plan's express provisions, the Committee may make any such Restricted Stock Offer subject to any terms and conditions it establishes, and the Restricted Stock Offers made to different persons, or to the same person at different times, may be subject to terms, conditions and restrictions which differ from each other.

        (b) Special Performance Awards. In connection with any Restricted Stock Offer to any one of the five most highly compensated officers of the Company, in order to comply with limitations imposed by



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Section 162(m) while retaining the flexibility to ensure that executive compensation is tied to performance and reward executives consistent with the Company's compensation philosophy, all or part of the shares covered by a Restricted Stock Offer may be designated as a Special Performance Award, as to which the restrictions on shares so designated shall only be removed and the shares shall only become freely tradable by the holder thereof if certain pre-established performance goals are met during a specified performance period as set by the Committee. Restrictions on shares subject to a Special Performance Award granted to any individual whose compensation from the company is covered by Section 162(m) of the Code shall be removed only after the Committee certifies in writing that the performance goals have been met.

        The Committee shall establish Performance Periods of any duration or with respect to any criteria, which may overlap and which may differ for each executive, but shall not exceed ten years. Prior to the end of 90 days following the commencement of each Performance Period, the Committee shall establish specific and objective performance goals for the Performance Period and a specific formula in connection with such performance goals for the removal of restrictions. The performance goals shall be based on one of more of the following performance measures, or other specific measures determined from time to time by the Committee: growth; financial results; and quality, productivity and efficiency.

        (i) Growth shall be measured in terms of increases one or more of the following: number of license areas served, number of subscribers, and revenue. Customer growth shall be measured in terms of one or more of the following: number of new customers; number of net new customers; revenue per new customer; and level of customer churn.

        (ii) Financial results shall be measured in terms of one or more of the following relating to the Company as a whole or a particular operating unit: operating cash flow; free cash flow; cash operating income (Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA")); net income; earnings per share; total stockholder return; and relative stockholder return.

        (iii) Quality, productivity and efficiency shall be measured in terms of one or more of the following: customer and employee satisfaction; quantitative measures of system and customer service performance; and the cost of acquiring and cost of serving customers.

6.      TERMS OF RESTRICTED STOCK OFFERS.

        (a) Price. The Committee will determine if there is to be a purchase price of the shares being offered under this Plan, and if so shall set the price. If there is no purchase price, the Restricted Stock Offer will be treated as a Restricted Stock bonus. Whether or not there is a purchase price, the offeree must accept the offer in a timely manner to receive the offered Restricted Stock. The purchase price, if any, must be paid in full, in cash or certified or bank check, at the Company's principal office before the offer expires, for the Restricted Stock Offer's acceptance to be effective. The date upon which the Restricted Stock Offer is finally accepted and the purchase price, if any, is paid is sometimes hereinafter called the "Closing Date."

        (b) Restrictions. By accepting the Restricted Stock under this Plan being offered to him or her, an offeree agrees and consents to all terms, conditions, and restrictions contained in the Restricted Stock Offer and to the following (unless the Restricted Stock Offer by its terms indicates the following shall not apply):

               (i) Any transfer or purported transfer made by a purchaser of shares under this Plan, except at the times and in the manner specified herein and in the Restricted Stock Offer, will be null and void and the Company shall not recognize or give effect to such transfer on its books and records or



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recognize the person or persons to whom such proposed transfer has been made as the legal or beneficial holder of those shares.

               (ii) Notwithstanding anything in this Plan to the contrary, upon the death of a holder of shares of Restricted Stock subject to this Plan, such shares may be conveyed by will or by the laws of descent and distribution, subject to the provisions of this Plan and to applicable provisions of any other Agreement by which the Company may be bound. Any successor in interest to the holder in such event may not further convey, transfer, encumber or otherwise dispose of such shares except as provided herein.

               (iii) Certificates representing shares which are subject to this Plan will bear the following legend, in addition to such other legends as counsel to the Company may deem appropriate:

                               RESTRICTED SHARES

               "The shares represented by this certificate are restricted and subject to (i) all terms, conditions, and restrictions of the VoiceStream Wireless Corporation Executive Restricted Stock Plan, and (ii) the terms of the Restricted Stock Offer pursuant to which the shares represented hereby were originally issued, copies of which are on file and available for inspection during normal business hours at the principal offices of VoiceStream Wireless Corporation."

7.      EVENTS OF RESALE.

        If any of the following events ("Events of Resale") occurs or, having occurred, continues in effect, on or before the date all restrictions in this Plan or in the Restricted Stock Offer have lapsed with respect to particular shares of Restricted Stock, the holder will sell to the Company and the Company will purchase from the holder all the Restricted Stock obtained by the holder under this Plan that remains subject to such restrictions. With respect to any shares of Restricted Stock to which the restrictions herein or in the Restricted Stock Offer no longer apply, this provision shall not apply. The price per share in the case of Restricted Stock subject hereto shall equal the original price paid by the holder for such shares, and if there is no purchase price, then without payment therefore:

        (a) if the employment of the offeree by the Company or its subsidiaries is terminated other than by reason of the offeree's death or permanent and total disability (as defined in the Company's 1999 Management Incentive Stock Option
Plan);

        (b) if an offeree who is not an employee, having been nominated as a director of the Company, fails or refuses to stand for election or, if elected, to serve as such or resigns as a director; or

        (c) if the offeree receives shares of Restricted Stock subject to any other Event of Resale in the Restricted Stock Offer, and such Event of Resale Occurs.

        Within 30 days after such an occurrence, the Company, by notice to the holder, will state that an Event of Resale has occurred and will specify a date not less than five, and not more than ten, days from the date of such notice to consummate the purchase and sale of such shares at the Company's principal office. At the closing, the holder will deliver to the Company certificates representing all of the shares purchased hereunder, and duly endorsed with all necessary transfer stamps affixed. Upon the receipt of such share certificates, the Company will deliver to the holder a check in the amount of the purchase price, if any. If the holder fails to deliver the share certificates to the Company at the closing, the Company may deposit the purchase price, if any, with the Secretary of the Company, and thereafter the



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shares will be deemed to have been transferred to the Company and the holder, despite the holder's failure to deliver the share certificates, will have no further rights derived from such shares as a stockholder of the Company. In this event, the Secretary of the Company will continue to hold the purchase price, if any, for such shares and will make payment thereof, without interest, upon delivery of the share certificates to the Company, accompanied by the appropriate endorsements.

8.      EXPENSES.

        The Company will pay all expenses and costs in connection with the administration of this Plan.

9.      NO PRIOR RIGHT OF OFFER.

        Nothing in this Plan will be deemed to give any director, officer, or employee, or such individual's legal representatives or assigns, or any other person or entity claiming under or through such individual, any contractual or other right to participate in the benefits of this Plan.

10.     INDEMNIFICATION OF THE COMMITTEE.

        In addition to such other rights or indemnification as they may have, the Company will indemnify members of the Committee against all costs and expenses reasonably incurred by them or any of them in connection with: any action, suit, or proceeding to which they or any of them may be a party by reason of any action taken, or failure to act, under or in connection with this Plan or any award granted pursuant thereto and against all amounts paid by them in settlement thereof (provided such settlement is approved by legal counsel selected by the Company) or paid by them in satisfaction of a judgment in any action, suit or proceeding; provided that upon institution of any such action, suit, or proceeding, the person desiring indemnification gives the Company an opportunity, at its own expense, to handle and defend the same.

11.     AMENDMENT AND TERMINATION OF PLAN; AMENDMENT OF TERMS OF GRANTS

        The Board may at any time terminate or extend this Plan, or modify this Plan as it deems advisable; provided, that any amendment or extension required by Section 162(m) to be approved by the Shareholders shall be effective subject to such approval within twelve months of adoption by the Board. No termination or amendment of this Plan shall, without the consent of any person affected thereby, modify or in any way affect any right or obligation created prior to such termination or amendment. The Board may amend the terms and conditions of outstanding Restricted Stock Offers or Restricted Stock, provided, however, that
(i) no such amendment would be adverse to the holders thereof, and (ii) the amended terms would be permitted under this Plan.

        Subject to the provisions of Section 162(m) as applicable, in the event of (i) any change in the business or condition of the Company, including any change in connection with mergers, reorganizations, separations, or other transactions to which Section 424(a) of the Code would apply if applicable, or
(ii) in the event of any changed circumstances in the duties and/or responsibilities of any employee holding Restricted Stock when restrictions are specific to performance of duties or responsibilities that have changed, the Committee shall have discretion as to adjustment or removal of any or all restrictions of any Restricted Stock, and in the event thereof any adjustments by the Committee of restrictions shall attempt to as closely as possible establish restrictions that have the same intent and effect as the original performance based restrictions.

12.     LIABILITY OF COMPANY.

        The Company's liability under this Plan and any sale made hereunder is limited to the obligations set forth with respect to such sale and nothing in this Plan will be construed to impose any liability on the



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Company in favor of the purchaser with respect to any loss, cost, or expense which the purchaser may incur in connection with, or arising out of, any transaction in connection therewith.

13.     NO AGREEMENT TO EMPLOY.

        Nothing in this Plan will be construed to constitute, or evidence, an agreement or understanding, express or implied, by the Company to employ or retain the purchaser for any specific period of time.

14.     PURCHASE AGREEMENT.

        Any Restricted Stock Offer made hereunder, as accepted, may be embodied in a Restricted Stock Agreement containing such terms and conditions, not inconsistent with this Plan, as will, in the opinion of the Committee and counsel for the Company, be necessary or desirable to protect the Company. For all purposes thereafter, the Restricted Stock Agreement will be the Restricted Stock Offer as referenced herein.

15.     FEDERAL INCOME TAX CONSEQUENCES.

        The federal income tax consequences of a person's acquisition of Restricted Stock pursuant to this Plan are complex and subject to change. The following discussion, which has been prepared by the law firm of Preston Gates & Ellis LLP, counsel to the Company, is only a summary of the general rules applicable at the time of adoption of this Plan by the Board to the acquisition of stock subject to restrictions that are linked to the continued performance of services. It is based on the Internal Revenue Code of 1986, as amended (the "Code), the Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as currently in effect. These laws, Regulations and interpretations are subject to change, potentially retroactively. Further, a person's particular situation may be such that some variation of these general rules would apply. ACCORDINGLY, IT IS STRONGLY RECOMMENDED THAT EACH PERSON WHO MAY RECEIVE RESTRICTED STOCK PURSUANT TO THIS PLAN CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE IMPLICATIONS OF THE RECEIPT OF RESTRICTED STOCK AND THE FILING OF A SECTION 83(b) ELECTION.

        Generally, a person who receives Restricted Stock who is an employee, officer or director of the Company, or otherwise provides services to the Company (a "Restricted Stock Holder") will be treated as receiving stock that is subject to a "substantial risk of forfeiture" for federal income tax purposes. This is because the Restricted Stock is subject to redemption by the Company if a Restricted Stock Holder's employment terminates under certain circumstances and may be unsaleable by the Restricted Stock Holder unless certain other events occur, such as the achievement of particular personal or Company performance goals. As a result, a Restricted Stock Holder will not be subject to tax, as a general matter, on his or her acquisition of the Restricted Stock but will be subject to federal income tax at such time as such Restricted Stock vests (i.e., is, in whole or in part, no longer subject to a redemption right on the part of the Company or the other restrictions on sale). At that time, a Restricted Stock Holder will recognize ordinary compensation income per share in an amount equal to the difference between what he or she paid for the share of Restricted Stock and the value of such share at such later time. Such compensation income is subject to federal income tax withholding as well as to Social Security (FICA) taxes and unemployment taxes.

        If a Restricted Stock Holder makes an election under Section 83(b) of the Code, however, a different result will apply. If this election is properly filed, then an acquired share of Restricted Stock will no longer be treated as property subject to a "substantial risk of forfeiture" for federal income tax purposes. As a result, a Restricted Stock Holder will recognize as compensation income at the time of receipt of the Restricted Stock any excess of the value of the Restricted Stock over the amount paid for such Restricted Stock. If the election is properly made, any gain subsequently realized on a sale of



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Restricted Stock shares would constitute capital gain, not subject to federal income tax withholding, FICA taxes or unemployment taxes. If an Event of Resale takes place and if an amount is included in the income of the Restricted Stock Holder as a result of a Section 83(b) election, the Restricted Stock Holder will not recognize a loss on the resale of the Restricted Stock to the Company (even though an amount was included in the income of the Restricted Stock Holders as a result of the Section 83(b) election).

        AN ELECTION UNDER SECTION 83(b) OF THE CODE MUST BE FILED WITH THE INTERNAL REVENUE SERVICE AND DELIVERED TO THE EMPLOYER OF THE RESTRICTED STOCK HOLDER WITHIN THIRTY (30) DAYS AFTER THE DATE ON WHICH A RESTRICTED STOCK HOLDER RECEIVES THE APPLICABLE RESTRICTED STOCK. A FORM OF A SECTION 83(b) ELECTION IS AVAILABLE FROM THE COMPANY'S SECRETARY.

16.     NOTICES.

        Any notice or other communication required or permitted to be made or given hereunder will be sufficiently made or given if sent by certified mail or other personal delivery service addressed to the offeree or holder at such individual's address as set forth in the Company's regular books and records and, if to the Company, addressed to it at its principal office.




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